OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 333-138178
CUSIP NUMBER 45338FAC8

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 28, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Indalex Holdings Finance, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

75 Tri-State International, Suite 450
Address of Principal Executive Office (Street and Number)

Lincolnshire, IL 60069
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Indalex Holdings Finance, Inc. (the “Company”) is not able to file its Quarterly Report on Form 10-Q for the quarter ended September 28, 2008 in the prescribed time because management required additional time to finalize the disclosure relating to current economic conditions and the anticipated receipt of an incremental term loan from an affiliate of its equity sponsor.  On November 11, 2008, the Company gave notice of its intent to borrow an incremental $15 million term loan from an affiliate of its equity sponsor.  Sun Indalex Finance, LLC has agreed to the incremental term loan, and the Company expects to receive proceeds of the incremental term loan by the end of November 2008.  The Company currently expects to file its Quarterly Report Form 10-Q within the 5-day extension period afforded by Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Patrick Lawlor	(847)	810-3000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 28, 2008, the Company’s net sales were $238.9 million, compared to $274.9 million for the three months ended September 30, 2007.  Shipment volume fell 16.8% as a result of weak market demand, particularly in the Transportation and Residential Building and Construction end-user markets.  Base aluminum prices were 12% higher in the three months ended September 28, 2008 as compared to the three months ended September 30, 2007.  The increase in the relative value of the Canadian dollar versus the U.S. dollar resulted in a $0.6 million increase in net sales.

For the three months ended September 28, 2008, the Company’s loss from operations was $5.9 million, compared to a loss from operations of $5.1 million in the three months ended September 30, 2007.  The decrease was principally due to the reduction in volume and higher unit freight and energy costs, partially offset by a reduction of $2.8 million in mark-to-market expense, a reduction of $2.7 million in selling, general and administrative expense, and lower unit labor costs.

For the nine months ended September 28, 2008, the Company’s net sales were $754.3 million, compared to $870.9 million for the nine months ended September 30, 2007.  Shipment volume fell 13.6% as a result of weak market demand, particularly in the Transportation and Residential Building and Construction end-user markets.  Base aluminum prices were 3% higher in the nine months ended September 28, 2008 as compared to the nine months ended September 30, 2007.  The increase in the relative value of the Canadian dollar versus the U.S. dollar resulted in a $19.2 million increase in net sales.

For the nine months ended September 28, 2008, the Company’s loss from operations was $29.2 million, compared to a loss from operations of $7.6 million in the nine months ended September 30, 2007.  The decrease was principally due to the reduction in volume, an increase of $8.4 million in asset impairment expenses, and an increase of $4.8 million in restructuring charges, partially offset by a decrease of $4.1 million in mark-to-market expenses, a $3.3 million reduction in selling, general and administrative costs, and lower unit labor costs.

	For more information see the attached income statement attached hereto as Exhibit A.

Indalex Holdings Finance, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2008	By	/s/ Patrick Lawlor
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

INDALEX HOLDINGS FINANCE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the periods January 1, 2008 through September 28, 2008 and January 1, 2007 through September 30, 2007

(Dollars in thousands)

(Unaudited)

	Three months ended		Nine months ended
	September 28, 2008	September 30, 2007	September 28, 2008	September 30, 2007
	(Successor)	(Successor)	(Successor)	(Successor)

Net sales	$238,878	$274,902	$754,332	$870,930

Costs and expenses:
Cost of sales	229,104	256,496	724,554	820,324
Selling, general, and administrative	9,849	12,522	36,136	39,450
Management fees to affiliates	250	250	749	819
Amortization of intangible assets	2,111	2,565	6,506	7,694
Other (income) expense	(1,002)	1,249	(1,384)	1,896
Restructuring charges	652	397	7,242	2,484
Impairment of long-lived assets	489	593	9,238	816
(Gain) loss on disposal of assets	88	(121)	(496)	(1)
Mark-to-market on derivatives	3,240	6,002	954	5,086
Total costs and expenses	244,781	279,953	783,499	878,568

Loss from operations	(5,903)	(5,051)	(29,167)	(7,638)

Other income (expense):
Interest to affiliates, net	(371)	—	(546)	—
External interest expense	(7,928)	(8,157)	(23,281)	(27,864)
Deferred financing costs	(607)	(525)	(1,852)	(1,737)
Interest income	74	25	140	398
Gain (loss) on redemption of notes	—	9	—	(7,140)
Income from equity method investment in AAG	—	—	—	8,937
Gain (loss) on sale of equity method investment in AAG	—	(19)	—	51,223

Income (loss) before income taxes	(14,735)	(13,718)	(54,706)	16,179

Income tax provision (benefit)	1,573	(407)	(5,546)	6,115

Net income (loss)	$(16,308)	$(13,311)	$(49,160)	$10,064